ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 28, 2013

George G. Baxter (617) 951-7748 george.baxter@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Amy Miller, Esq.

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-6161)—Responses to Comments on Post-Effective Amendment No. 161

Dear Ms. Miller:

I am writing on behalf of Allianz Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 161 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on June 28, 2013 in connection with the Trust’s annual update of its Registration Statement for all existing series of the Trust except for AllianzGI Money Market Fund and AllianzGI Small-Cap Blend Fund (each such series included in the Amendment, a “Fund” and, together, the “Funds”). We received your oral comments regarding the Amendment via telephone on August 15, 2013. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 164 to the Trust’s Registration Statement, which is also being filed today, August 28, 2013, pursuant to Rule 485(b) under the Securities Act.

General

1.	Comment: Please revise and/or reformat the section of the Funds’ Fund Summary entitled “Principal Risks” to be more reader-friendly, consistent with “plain English” principles as articulated in Rule 421(d) under the Securities Act, and as described in SEC Release No. 33-7497.

Response: The requested change has been made. The “Principal Risks” section of each Fund’s Fund Summary has been revised to describe each principal risk of such Fund in a separate paragraph. The Trust believes the revised presentation is reader-friendly and consistent with “plain English” principles.

2.	Comment: The Staff notes that certain footnotes to the Advisory Fee table in the section titled “Management of the Funds – Management Fees” disclose fee arrangements in effect for periods that pre-date the beginning of the most recently completed fiscal year. Please update the footnotes.

Response: The requested change has been made.

3.	Comment: The Staff notes that certain information in the “Recent Professional Experience” column of the tables in the “Management of the Funds – Sub-Advisers” section is not required by Form N-1A. For example, Item 10(a)(2) of Form N-1A only requires the Funds to state each portfolio manager’s business experience during the past 5 years. While such additional information is not prohibited under Form N-1A, the Staff suggests that the Trust consider revising the “Recent Professional Experience” section so that it states the portfolio managers’ business experience during only the past five years and consider removing disclosure related to the portfolio managers’ educational backgrounds.

Response: The Trust believes that the information relating to the portfolio managers’ business experience that exceeds the 5-year period required by Form N-1A and educational backgrounds is relevant and helpful to shareholders and does not obscure or impede understanding of the information that is required to be included. Having considered the Staff’s suggestion, the Trust has determined not to revise the disclosure.

4.	Comment: The Staff notes that the section titled “Regulatory and Litigation Matters” states that: “Legal proceedings involving the Investment Manager and certain of its affiliates, which were previously disclosed, have been resolved.” Please revise the disclosure to provide more information or remove the section, as appropriate.

Response: The “Regulatory and Litigation Matters” section of the Prospectus, which referred to proceedings most recently described in the Trust’s annual update for the fiscal year ended June 30, 2011, has been deleted.

5.	Comment: The Staff notes that a few footnotes follow the portfolio manager table in the “Management of the Funds – Sub-Advisers – AGI U.S.” section. Please consider removing the footnote relating to events prior to November 1, 2006. Please also consider incorporating the footnote relating to management of AllianzGI Global Small-Cap Fund into the table.

Response: The Trust has made the requested change with respect to the footnote relating to events prior to November 1, 2006. The Trust respectfully submits that the footnote relating to AllianzGI Global Small-Cap Fund, which supplements disclosure describing the Funds’ management in the “Principal Investments and Strategies” section (as revised per (10) below) is in an appropriate location that is helpful to shareholders. The table provides separate entries for each portfolio manager, and the footnote is intended to illustrate the portfolio managers’ collaboration in managing the Fund. The Trust therefore respectfully declines to move or remove this disclosure.

AllianzGI Focused Growth Fund

6.	Comment: The Staff notes that the section titled “Principal Investment Strategies” states: “The portfolio managers are constrained to only including the 25-45 highest conviction large cap growth stocks covered by the research team.” Please revise this disclosure to be more reader-friendly, consistent with “plain English” principles as articulated in Rule 421(d) under the Securities Act, and as described in SEC Release No. 33-7497.

Response: The requested change has been made. The disclosure in the “Principal Investment Strategies” section has been revised as follows (new language denoted by underlining and deletions by ~~strikethrough~~):

The portfolio managers normally select ~~are constrained to only including the~~ 25 to 45 ~~highest conviction~~ large cap growth stocks for the Fund’s portfolio ~~covered by the research team~~.

7.	Comment: The Staff notes that the section of the Fund Summary titled “Management of the Fund – Portfolio Managers” identifies portfolio manager Scott T. Migliori as the “CIO of Equity U.S.” Please consider defining the term “Equity U.S.” or, alternatively, removing it.

Response: The Trust respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. Item 5(b) of Form N-1A requires the Fund Summary to include the name, title and length of service of each portfolio manager. Mr. Migliori’s title within the Allianz Global Investors organization is CIO of Equity U.S. The Trust therefore respectfully declines to revise or remove this disclosure.

AllianzGI Global Commodity Equity Fund

8.	Comment: The Staff notes that section titled “Principal Investments and Strategies” states that: “The Fund seeks to achieve its investment objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in equity securities of companies principally engaged in the research, development, manufacturing, extraction, distribution or sale of materials, energy or goods related to the Agriculture, Energy, Materials or Commodity-Related Industrials sectors.” Please revise this section to clarify what it means for a company to be “principally engaged” in such activities.

Response: The Trust believes the current disclosure sufficiently describes the Fund’s principal investment strategy of investing in the securities of companies principally engaged in the research, development, manufacturing, extraction, distribution or sale of materials, energy or goods related to the Agriculture, Energy, Materials or Commodity-Related

Industrials sectors. The terms “principally engaged” indicate that the Fund has determined that a company’s revenues or activities are substantially derived from or directed towards the research, development, manufacturing, extraction, distribution or sale of materials, energy or goods related to the Agriculture, Energy, Materials or Commodity-Related Industrials sectors. For example, a biotechnology company whose products support the farming industry could be considered by the Fund to be principally engaged in the manufacture and sale of goods related to the Agriculture sector and potentially be included in the Fund’s portfolio. This determination may include companies that may not be typically included in standard benchmarks for commodity-related industries.

9.	Comment: The Staff notes that the section titled “Principal Investments and Strategies” states that under normal circumstances, the Fund will invest a minimum of 1/3 of its assets in non-U.S. securities and will invest in companies organized or headquartered in at least eight countries including the United States. In light of past guidance by the Commission and the Staff, please explain why the use of the word “Global” is appropriate in the name of this Fund under Section 35(d) of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Trust notes that Rule 35d-1 does not regulate several terms, including “global,” that under previous Staff interpretations of Section 35(d) of the 1940 Act had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest to appropriately use “Global” in its name, and the adopting release indicates that such term does not give rise to an 80% investment requirement. Instead, the adopting release asserts that this term connotes diversification among investments in a number of different countries throughout the world and states the Commission expects that companies using such name will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name. We note that the Staff has recently provided informal guidance to the Investment Company Institute indicating that one possible approach to satisfying the requirements of Section 35(d) for a fund with “Global” or “International” in its name would be to “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”1

[1]

Investment Company Institute Memorandum 26215, SEC Staff Comments on Fund Names (Rule 35d-1) (Jun. 4, 2012) (quoting the Staff). The introduction to this memorandum states: “In response to inquiries from [Investment Company Institute] members about SEC staff comments on fund names that include the terms “international” and “global,” we sought clarification from the staff on their views. This memo summarizes our understanding of the staff’s position on the use of these terms.”

The Trust believes that the “global” nature of the Fund can be meaningfully appreciated and evaluated using the current 1/3 minimum standard for investments in non-U.S. securities because of the inherently global nature of commodity-related investments, which are significantly affected by international and regional economic, political, regulatory, demographic, weather-related and other trends. Additionally, the Trust notes that the location of any particular commodity-related company’s business office or incorporation does not provide complete information about the company’s economic exposures or risk, and that many commodity-related companies’ near- to intermediate-term performance will often be highly correlated to the underlying commodity or commodities upon which they are dependent. As such, the Trust believes that the “global” nature of an equity Fund that depends on the characteristics and performance of underlying commodities will be understated if it is measured solely by the domicile or headquarters of the companies held in the portfolio.

Current disclosure illustrates the global nature of the commodity industries. The section titled “Summary of Principal Risks – Focused Investment Risk – Commodity-Related Companies Risk” in the Amendment stated: “Commodity-related companies can be significantly affected by events relating to international political and economic developments, energy conservation, the success of exploration projects, commodity prices, tax and other government regulations, and natural phenomena such as drought, floods and other adverse weather conditions and livestock disease.”

In order to provide additional clarity regarding the inherently global nature of commodity-related investments, disclosure in the section titled “Principal Investments and Strategies” has been revised as follows (new language denoted by underlining):

Under normal conditions, the portfolio managers seek to allocate investments such that the Fund has exposure to a diverse range of commodities within each of the three primary commodity sectors of Agriculture, Energy and Materials. Investments in commodity sectors can be significantly affected by events relating to international political and economic developments, energy conservation, the success of exploration projects, global commodity prices, tax and other government regulations, or natural phenomena around the world.

Furthermore, in order to provide additional clarity regarding the risks associated with commodity-related investments, the first three sentences of section titled “Summary of Principal Risks – Focused Investment Risk – Commodity-Related Companies Risk” have been revised as follows (new language denoted by underlining and deletions by ~~strikethrough~~):

Funds that make significant investments in companies principally engaged in the commodities industries (including the agriculture, energy, materials and commodity-related industrial sectors) (“commodity-related companies”) will be subject to the risk factors particular to each such industry. Commodity-related companies can be significantly affected by events relating to international political and economic developments (e.g., regime changes and changes in economic activity levels), expropriation, or other confiscation, population growth and changing demographics, energy conservation, the success of exploration projects, global commodity prices, adverse international monetary policies, tax and other government regulations, and natural phenomena around the world, such as drought, floods and other adverse weather conditions and livestock disease. Specifically, cyclical industries can be significantly affected by ~~import controls, worldwide competition~~ general economic trends, including employment, economic growth, interest rates, changes in consumer sentiment and spending, global commodity prices, legislation, government regulation and spending, import controls and worldwide competition and companies engaged in such industries can be subject to liability for, among other things, environmental damage, depletion of resources, and mandated expenditures for safety and pollution control.

The Trust has informed us that, as of June 30, 2013, the Fund had approximately 35% of its net assets invested companies organized or headquartered in 12 countries other than the United States. By committing to invest normally at least 1/3 of its assets in non-U.S. securities and in at least eight different countries, and by investing in companies that are principally engaged in the research, development, manufacturing, extraction, distribution or sale of materials, energy or goods related to the Agriculture, Energy, Materials or Commodity-Related Industrials sectors, which themselves are highly exposed to global economic trends and political developments, among other things, the Trust believes that the Fund has established a reasonable definition of the term “Global” as used in its name.

AllianzGI Global Small-Cap Fund

10.	Comment: The Staff notes that the Fund has nine portfolio managers responsible for investment opportunities in different geographic regions, with Andrew Neville serving as the lead portfolio manager. Please confirm how the portfolio managers work together to manage the Fund and consider clarifying the roles of the portfolio managers in the Prospectus.

Response: The requested change has been made. While the Trust believes that the existing disclosure in the section titled “Principal Investments and Strategies” describes how the portfolio managers collaborate in managing the Fund, in order to provide additional clarity, the disclosure has been revised as follows (new language denoted by underlining):

Regional portfolio managers in the United States, Europe and Asia collaborate to produce a portfolio that is believed likely to have the best investment opportunities from each of those regions. The allocation of Fund assets among these three regions is set from time to time and periodically adjusted through a collaborative effort among the most senior portfolio manager in the regions. Regional weights in the Fund’s portfolio are expected to be comparable to those in the MSCI World Small-Cap Index. The lead portfolio manager oversees weighting determinations and has discretion to deviate from the regional weights of the MSCI World Small-Cap Index.

Statement of Additional Information

11.	Comment: The Staff notes that the section titled “Investment Practices, Policies, Strategies and Risks – Mortgage-Related and Asset-Backed Securities – Collateralized Mortgage Obligations (“CMOs”)” states that: “An investor is partially guarded against a sooner than desired return of principal because of the sequential payments.” Please revise to be more reader-friendly, consistent with “plain English” principles as articulated in Rule 421(d) under the Securities Act, and as described in SEC Release No. 33-7497.

Response: The requested change has been made. The disclosure has been revised as follows (new language denoted by underlining and deletions by ~~strikethrough~~):

CMOs are structured into multiple classes, often referred to as “tranches,” with each class bearing a different stated maturity and entitled to a different schedule for payments of principal and interest, including prepayments. Actual maturity and average life will depend upon the prepayment experience of the collateral. CMOs provide for a modified form of call protection through a de facto breakdown of the underlying pool of mortgages according to how quickly the loans are repaid. Monthly payment of principal received from the pool of underlying mortgages, including prepayments, is first returned to investors holding the shortest maturity class. Investors holding the longer maturity classes receive principal only after the first class has been retired. ~~An investor is partially guarded~~ This payment structure provides investors with some protection against a premature ~~sooner than desired~~ return of principal ~~because of the sequential payments~~.

12.	Comment: The Staff notes that the section titled “Investment Practices, Policies, Strategies and Risks – Mortgage-Related and Asset-Backed Securities – Mortgage Pass-Through Securities” states that: “In the case of privately issued mortgage-related securities, the Funds take the position that mortgage-related securities do not represent interests in any particular “industry” or group of industries.” Please consider revising this disclosure in light of the Staff’s position that, for purposes of a Fund’s fundamental policy on industry concentration, privately issued mortgage-related securities represent an investment in an industry or group of related industries.

Response: The Trust respectfully submits that its current concentration policy and related disclosure are consistent with Section 8(b)(1) of the 1940 Act and the rules and other Commission guidance thereunder. Section 8(b)(1) requires an investment company (“fund”) to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a “concentration policy”). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments.

Neither the 1940 Act nor Form N-1A specify how to define an “industry” for purposes of a fund’s concentration policy under Section 8(b)(1). Former Guide 19 to Form N-1A, which was repealed in 1998, provided that a fund may select its own industry classification; however, such classification must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different. In the recent Morgan Stanley Securities Trust and BlackRock Multi-Sector Income Trust SEC Staff No-Action Letters (each dated July 8, 2013), the SEC stated that Section 8(b)(1) allows funds “some discretion” to implement a concentration policy and states that “a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.”2

The Trust believes that if it were to treat privately issued mortgage-related securities as a single industry or group of industries, such grouping would be overly broad and would encompass companies with materially different economic characteristics. The Trust believes that its disclosed position regarding the treatment of privately issued mortgage-related securities for purposes of a Fund’s industry concentration policy is therefore reasonable and appropriate and respectfully declines to revise the disclosure relating to privately issued mortgage-related securities.

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Tandy Representation

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

Please do not hesitate to call me (at 617-951-7748) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

[2]	Quoted language can be found in each of Morgan Stanley Securities Trust SEC No-Action Letter (Jul. 8, 2013); and BlackRock Multi-Sector Income Trust SEC No-Action Letter (Jul. 8, 2013).

Kind regards,

/s/ George G. Baxter IV
George G. Baxter IV, Esq.

cc:	Brian S. Shlissel

Thomas J. Fuccillo, Esq.

Debra Rubano, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Chetan Aras, Esq.

Maureen A. Meredith, Esq.